CAMPBELL ALTERNATIVE ASSET TRUST
                           MONTHLY REPORT - APRIL 2011
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (17,382.343 units) at March 31, 2011         $     29,127,622
Additions of 74.472 units on April 30, 2011                           133,799
Redemptions of (661.328) units on April 30, 2011                   (1,188,162)
Offering Costs                                                              0
Net Income - April 2011                                             2,102,015
                                                              ---------------
Net Asset Value (16,795.487 units) at April 30, 2011         $     30,175,274
                                                              ===============
Net Asset Value per Unit at April 30, 2011                   $       1,796.63
                                                              ===============


                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                 $        589,846
    Change in unrealized                                              451,574
  Gains (losses) on forward and options on forward contracts:
    Realized                                                           25,537
    Change in unrealized                                            1,128,716
  Net Investment Income (Loss)                                             84
                                                              ---------------
                                                                    2,195,757
                                                              ---------------
Expenses:
  Brokerage fee                                                        81,477
  Performance fee                                                           0
  Operating expenses                                                   12,265
                                                              ---------------
                                                                       93,742
                                                              ---------------
Net Income (Loss) - April 2011                               $      2,102,015
                                                              ===============

                                 FUND STATISTICS
                                 ---------------


Net Asset Value per Unit on April 30, 2011                   $       1,796.63

Net Asset Value per Unit on March 31, 2011                   $       1,675.70

Unit Value Monthly Gain (Loss) %                                         7.22%

Fund 2011 calendar YTD Gain (Loss) %                                     2.46%



To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  Managing Owner
                                  Campbell Alternative Asset Trust

                                  Prepared without audit

Dear Investor,

Strong Gains in Currencies and Commodities Drive Returns...

While last month's tumultuous markets were highlighted by the tragic events in Japan, April's theme revolved around a persistently weaker U.S. Dollar coupled with a strong "risk on" appetite in global stock markets. Irrespective of the continued unrest in the Middle East/North Africa, Goldman Sachs' warning that the commodities boom may be running out of steam and oil at multi-year highs, the bulls prevailed on strong M&A activity, a strong start to the earnings season, and the U.S. Federal Reserve's continued pledge to keep interest rates low for an "extended period."

The U.S. Dollar Index experienced its largest monthly decline since September of last year as Bernanke maintained an accommodative stance in the U.S., while the European Central Bank raised rates to fight inflation. Additional downward pressure came in the form of an S&P downgrade, mid-month, to the U.S. long-term credit outlook. The Trust recorded solid gains in the currency sector, particularly against the Swiss Franc and commodity-linked currencies such as the Australian Dollar and the New Zealand Dollar.

Commodity trading also produced substantial gains as geopolitics contributed to a strong rally in the petroleum complex. Precious metals were also solid performers as Silver came close to its all-time high when the infamous Hunt brothers attempted to corner the market in 1980.

In stock indices, the Trust generally increased its net long exposure as bullish trends reasserted themselves following a chaotic March, while only maintaining a marginal short exposure in Japan.

Trading in fixed income yielded flat results as gains in long positions were offset by losses from short positions.

April's trading results highlight the importance of a systematic approach that balances diversity of exposure with a steady and measured risk posture. The path may prove volatile at times, but it is our belief that the Trust's model-driven process tends to reward tenacity.

Please do not hesitate to call with questions.
Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
Managing Owner
Campbell Alternative Asset Trust